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VIA EDGAR SUBMISSION

September 28, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:   Dale Welcome

    Claire Erlanger

    Alex King

    Geoffrey Kruczek

Re:	NWTN, Inc. Amendment No.2 to Registration Statement Filed on Form F-4 Filed July 26, 2022 File No. 333-266322

Ladies and Gentlemen:

On behalf of NWTN, Inc. (the “Company”), we are publicly submitting concurrently herewith Amendment No. 2 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2022 (the “Amendment No. 2”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated September 12, 2022 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment No. 2.

U.S. Securities and Exchange Commission

September 28, 2022

Amendment No.2 to Registration Statement on Form F-4 filed July 26, 2022

Selected Historical Financial Information
ICONIQ, page 41

1.	We refer to your selected consolidated balance sheet data. Please reconcile total non-current assets and total assets, as of March 31, 2022 and December 31, 2020, to your historical financial statements.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 42 of the Registration Statement and further updated the relevant financial figures as of March 31, 2022 to June 30, 2022.

Unaudited Pro Forma Combined Balance Sheet, page 156

2.	It appears that the amounts shown for each of your current liabilities in the historical East Stone column do not correspond with the respective accounts in the historical unaudited balance sheet at March 31, 2022. Please revise to be consistent with the East Stone balance sheet at March 31, 2022.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 158 of the Registration Statement and further updated the relevant financial figures as of March 31, 2022 to June 30, 2022.

3.	It appears to us that the adjustment to deferred offering costs should eliminate the entire ICONIQ historical balance of $0.6 million. Please revise the pro forma balance sheet and the related note to adjustment (3) as appropriate.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 158 of the Registration Statement and further updated the relevant financial figures as of March 31, 2022 to June 30, 2022.

4.	It is unclear to us why there is a balance remaining for ordinary shares subject to redemption under either scenario. Please revise your pro forma balance sheet accordingly.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 158 of the Registration Statement and further updated the relevant financial figures as of March 31, 2022 to June 30, 2022.

U.S. Securities and Exchange Commission

September 28, 2022

Unaudited Pro Forma Combined Statement of Operations for the Three Months Ended March 31, 2022, page 158

5.	We refer to adjustment (2). Since you have disclosed that that the estimated transaction costs are non-recurring, and this adjustment is reflected in the pro forma statement of operations for the year ended December 31, 2021, it appears to us that this adjustment should be removed from the unaudited pro forma combined statement of operations for the three months ended March 31, 2022. Please revise your disclosure or tell us how this adjustment is appropriate.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 160 of the Registration Statement and further updated the relevant financial figures for the three months ended March 31, 2022 to the six months ended June 30, 2022.

6.	We note that you have not adjusted the pro forma statement of operations, for the three months ended March 31, 2022, for the change in the fair value of the forward share purchase agreements related to the JHD transaction which was terminated in February 2022. It appears that if the pro forma statement of operations assumes the ICONIQ transaction occurred as of January 1, 2021, this amount would be adjusted due to the fact that the JHD agreement had to be terminated prior to the ICONIQ business combination occurring. Please revise as appropriate and label as adjustment (4).

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 160-161 of the Registration Statement and further updated the relevant financial figures for the three months ended March 31, 2022 to the six months ended June 30, 2022.

Notes and Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 159

7.	It appears that the note to adjustment (4) was deleted. Please reinstate this note and indicate that the adjustment reflects the reversal of forward share purchase agreements related to the JHD transactions, assuming the ICONIQ transaction occurred as of January 1, 2021.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 161 of the Registration Statement.

Shares calculation, page 160

8.	Please revise your lead-in sentence to indicate that the calculation assumes two alternate levels of conversion for both periods presented.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 162 of the Registration Statement.

9.	We note from your response to our prior comment 14 that you have revised your disclosure to include the Comparative Share Information on page 162 for the interim period ended March 31, 2022. Please explain to us how you considered the requirements in Item 3(f) of Form F-4 to include information for the year ended December 31, 2021. Please advise or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 164-165 of the Registration Statement and further updated the relevant financial figures for the three months ended March 31, 2022 to the six months ended June 30, 2022, and relevant financial figures as of March 31, 2022 to June 30, 2022.

East Stone's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 193

10.	We refer to the second paragraph of your disclosure. It does not appear that for both the three and six months ended June 30, 2022 that the respective operating losses were offset by the change in fair value of derivative warrant liabilities as indicated in your narrative. Please revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 196 of the Registration Statement.

U.S. Securities and Exchange Commission

September 28, 2022

ICONIQ Holding Limited Audited Financial Statements
18. Subsequent Events, page F-48

11.	Please revise your disclosure at the beginning of Note 18 to refer to “the events mentioned below.”

Response: In response to the Staff’s comment, the Company has revised disclosure on page F-48 of the Registration Statement.

Exhibits

12.	We note your response to prior comment 8. Please include ValueScope's consent to being named in the prospectus and to the filing of its opinion as an exhibit.

Response: In response to the Staff’s comment, the Company has revised Exhibit 23.5 of the Registration Statement.

General

13.	Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page, page 39 and page 75 of the Amendment No.2.

14.	We note your revisions in response to prior comment 18. Please expand to disclose the extent state-owned enterprises in China own your securities or otherwise influence your business. Ensure your table on pages 244 and 245 reflect the beneficial owners of the shares held by the entities listed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 49, 206, 220 and 252 of the Amendment No.2. The Company confirms that no state-owned enterprise other than the Jinhua PIPE Investor will own any share of Pubco immediately post-Business Combination. On pages 206 and 220, in addition to disclosing the amount of Pubco Ordinary Shares and voting power owned by the Jinhua PIPE Investor post-Business Combination, the Company has also included a cross-reference to the Risk Factors section, where it has disclosed that failure to fulfil certain conditions set forth in the Jinhua Investment Agreement may disqualify ICONIQ from applying for such benefits and incentives or require ICONIQ to return a part or all of the benefits or incentives already received, the occurrence of which could have a material adverse effect on its business, results of operations or financial condition. As disclosed on pages 206 and 219, readers are encouraged to refer to the full text of the Jinhua investment agreement which is filed as Exhibit 10.17 for the details of such benefits and conditions.

U.S. Securities and Exchange Commission

September 28, 2022

If you have any questions regarding the foregoing or the Amendment No. 2, please contact our counsel, Jeffrey Cohen, at jeffrey.cohen@linklaters.com, or by telephone at (212) 903-9014, and Xiaoxi Lin, at xiaoxi.lin@linklaters.com, or by telephone at (852) 2901-5368.

Sincerely,

/s/ Brandon Dong
Brandon Dong SVP, Capital Markets

cc: Jeffrey Cohen, Linklaters LLP

      Xiaoxi Lin, Linklaters LLP